Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

(818) 676-6000

April 5, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Account

Re:	Health Net, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 (“2005 Form 10-K”)
Filed February 13, 2006
File No. 001-12718

Ladies and Gentlemen:

Reference is made to the letter received by Health Net, Inc., a Delaware corporation (the “Company”), from Mr. Rosenberg, Senior Assistant Chief Account of the Securities and Exchange Commission (the “Staff”), dated March 21, 2006 (the “Comment Letter”) relating to the Staff’s comments on the 2005 Form 10-K. The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1.	We refer to page 58 discussing the AmCareco litigation. The disclosure indicates that an expense of $15.9 million was recognized in the quarter ended June 30, 2005 related to total estimated legal defense costs. Explain to us with reference to authoritative literature why it is appropriate to recognize expenses before they are incurred.

RESPONSE: In making a determination of the amount to accrue for loss contingencies involving litigation outside the ordinary course, our accounting policy is to include an estimate of future legal fees to be incurred in connection with resolution of the loss contingency when we have sufficient information to determine that a loss is probable and that we will incur legal fees as a result of a settlement, judgment or other material event relating to the litigation. We have consistently applied this accounting policy as disclosed in Notes 12 and 14 to the consolidated financial statements and the MD&A for the years ended December 31, 2005 and 2004.

Securities and Exchange Commission

April 5, 2006

In the January 23, 1997 and during the March 24-25, 1999 EITF meetings, the issue of accrual of future legal costs was discussed (EITF Topic No. D-77, “Accounting for Legal Costs Expected to be Incurred in Connection With a Loss Contingency” (EITF Topic No. D-77)); however, the EITF declined to add this issue to its agenda. Minutes of the January 1997 EITF meeting on this issue indicate that the EITF and the SEC acknowledged that the practice regarding this issue is varied. As noted in EITF Topic No. D-77, the SEC Observer noted that the SEC staff would expect a registrants’ accounting policy, in this area, to be applied consistently and that the accounting policy should be disclosed. The Company believes its accounting policy is in conformity with the aforementioned guidance. The Company has consistently applied and disclosed its accounting policy for expected legal costs to be incurred in connection with a loss contingency.

In addition, regardless of appeal, it appears that since a court judgment has been entered against you, a loss for damages is probable in accordance with FAS 5. Revise the financial statements as necessary or explain fully why no revisions are believed necessary.

RESPONSE: The Company believes that the rendering of an adverse legal judgment against it does not automatically give rise to a requirement that a liability for a loss contingency be recognizedwhere the Company believes that it will be successful in overturning all or part of the original judgment on appeal. Paragraph 8 of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” (SFAS No. 5) requires a company to accrue, by a charge to income, an estimated loss from a loss contingency if both (1) it is probable that a liability has been incurred and (2) the amount of the loss can be reasonably estimated.

The Company performed a thorough legal analysis and reviewed its post-verdict options and the strength of an ultimate appeal of the verdict. The Company concluded that there were significant grounds for appeal that should be pursued vigorously in this case, and that the Company may be successful in seeking a reversal of all or part of the verdict and resulting judgment on appeal. The Company believes that, in light of the significant grounds for appeal, and the complexity, scope and uncertainties related to the various court proceedings (including the timing of the appeal process), a determination of a loss related to compensatory or punitive damages awards in connection with this matter cannot be reasonably estimated at this time. Therefore, as disclosed in Notes 12 and 14, the Company recorded $15.9 million in expected legal defense costs for this litigation and related matters which the Company believes to be our best estimate of our loss exposure related to this litigation (although as noted on page 58 of our 10K for the year ended December 31, 2005, our loss estimate does not include any amount for compensatory or punitive damages awards).

The Company also disclosed in Note 12, that the proceedings related to the AmCareco litigation “are subject to many uncertainties and, given their complexity and scope, their outcome, including the outcome of any appeal, cannot be predicted at this time. It is possible

Securities and Exchange Commission

April 5, 2006

that in a particular quarter or annual period our results of operations and cash flow could be materially affected by an ultimate unfavorable resolution of these proceedings depending, in part, upon the results of operations or cash flow for such period. However, at this time, management believes that the ultimate outcome of these proceedings should not have a material adverse effect on our financial condition or liquidity.”

The Company also obtained an external legal analysis and opinion that supports the position that there are good grounds for post-trial relief, appeal and/or reversal of the jury verdict in its favor. External counsel also believes that the ultimate outcome remains uncertain.

The footnotes to the financial statements and MD&A in the 2005 Form 10-K disclose recent developments that demonstrate the fluid nature of the case, our intent to vigorously contest all of the claims asserted against us and our plan to vigorously pursue all avenues of redress, including post-trial motions, appeal of the ultimate judgment and prosecution of our pending but stayed cross-claims. The precise timing of the appeal process is not currently known, but it is estimated that Court of Appeal hearings may not commence until late 2006, which would likely delay the Court of Appeal opinion date into early 2007.

The Company believes it has complied with all the provisions and disclosure requirements of SFAS No. 5, FASB Interpretation No. 14, and APB Opinion No. 22.

Notes to Consolidated Financial Statements

Note 16-Reserves for Claims and Other Settlements and Health Care and Other Costs

Payable Under Government Contracts, pages F-48-50

2.	Note 16 shows a $114.5 million reduction of incurred claims related to years prior to 2005 with the following footnote: “Our liabilities are estimated within a confidence level required under actuarial standards of practice. As such, a change in “incurred claims related to prior years” will be offset by maintaining a consistent level of confidence within the estimate of “incurred claims related to current years.” Therefore, a change, which is offset in this manner, would not indicate that health care services were lower than previously estimated.” Please explain to us fully how you determined the $114.5 million amount in accordance with SOP 94-5 and your reserves at each reporting date, Also, explain how the accounting described in the following statement about the $114.5 million of positive development from the transcript of your Q4 2005 earnings conference call complies with GAAP: “As a general practice, we continue to rebook this in our reserves.” We note your statement about the impact to 2006 EPS if this development is sustained through the first several months of 2006. With regard to changes in reserve estimates refer to each item in comments 1 and 2 in our letter dated December 10, 2003 in your response.

RESPONSE: The following table reflects the analysis of the reserve balances as of December 31, 2004 and the analysis of the reserve for 2004 and prior dates of service based on updated paid claims through December 31, 2005:

Securities and Exchange Commission

April 5, 2006

		Date of Service
		Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
		(Amounts in millions)
Estimate as of December 31, 2004:
(a)	Paid Claims to Date Through 12/31/04	$1,241	$1,219	$1,152	$675	$4,287
(b)	Incurred Claims Estimate as of 12/31/04	1,269	1,275	1,263	1,241	5,048

(b) – (a)	Reserve Balance as of 12/31/04	$28	$56	$111	$566	$761
	Reserve for 2003 & Prior					33

	Total Reserve					$794

Estimate as of December 31, 2005:
(c)	Paid Claims to Date Through 12/31/05	$1,261	$1,246	$1,227	$1,175	$4,909
(d)	Incurred Claims Estimate as of 12/31/05	1,262	1,250	1,235	1,191	4,938

(d) – (c)	Reserve Balance as of 12/31/05	$1	$4	$8	$16	$29

(d) – (b)	(Decrease) in Incurred Claims Estimate	$(7)	$(25)	$(28)	$(50)	(110)
	(Decrease) in Incurred Claims for 2003 & Prior					(4)

	Total (Decrease) in Incurred Claims Estimate					$(114)

The $114 million in adjustments for prior years was determined from our reserve development in each quarter of 2005 in which we re-estimated the incurred claims for all dates of service prior to December 31, 2004 based on the most recent updates of paid claims. There have been no changes in our approach to determining our key assumptions, which are the completion factor and medical cost trend. The actual claim payment pattern that emerged in 2005 showed that the level of completion was a lot higher in earlier periods than was originally estimated (see California claims processing discussion below). The impact of the change in claim payment processing improvements upon the determination of reserve balances was not discernable in advance. The impact became clearer over time as claim payments were processed under the new processing turnaround timeframes. The changes in the 2004 and prior incurred estimates, as disclosed in the table above, related to these claim processing improvements and changes in reserves for uncertainty as more fully disclosed below.

The disclosures required under SOP 94-5 were included in our filing to include the reserve balances, incurred claims estimates related to current year and prior years, and claims paid related to current year and prior years. These disclosures were presented in our roll forward table.

At each reporting date we use standard actuarial models to develop our estimates of incurred claims by date of service. The “chain-ladder”, or “completion factor” method uses historical claims payment patterns to estimate the ultimate incurred claims by date of service. This method is an accepted method under Actuarial Standard of Practice #5. In addition, we use assumptions about trend and completion factors and reflect changes in processing, cost structure, inventory, large claims, and other variables and uncertainties to develop our best estimate. Our reserve levels are calculated as the portion of the estimated incurred claims that have not yet been paid as of the valuation date. We believe that our reserve estimates are recorded in accordance with paragraphs 16. and 17. of SFAS No. 60 “Accounting and Reporting by Insurance Enterprises” and represent management’s best estimate of the ultimate reserves required at each reporting period. The Company will expand the disclosure required under SOP 94-5 in future filings to explain the causes for the reserve development.

Securities and Exchange Commission

April 5, 2006

The statements made in our Q4 2005 earnings release were meant to imply that the majority of our reserve balance on any valuation date is associated with the more recent dates of service. So as time passes, the reserve decreases for the older dates of service, but a reserve is established for the current dates of service.

The majority of the reserve balance held at each quarter-end is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. Since the majority of the reserve is for the most recent dates of services, and the claims incurred were not obvious in early 2005, we needed to monitor the pattern and adjusted the incurred as the claim pattern became more evident later in 2005.

The majority of the adjustments to our reserves that relate to variables and uncertainties associated with our assumptions (as discussed above) are related to the most current months’ of incurred services. In each period the reserve balance requirement for the older months of service decreases as the incurred estimates for those older dates of service become known or more predictable. Therefore, as the older dates become more predictable (i.e., less uncertain) there is less need to record adjustments for uncertainty in our assumptions related to those older periods; however, the more recent dates of incurred service require additional adjustments for uncertainty.

We note the following sentence in the disclosure “In California there were significant improvements in the claims processing that had a material impact upon the reserve levels as of December 31, 2005.” If related to the favorable development, please more fully explain the sentence in the disclosure “In California there were significant improvements in the claims processing that had a material impact upon the reserve levels as of December 31, 2005.”

RESPONSE: In California, claim processing was improved in several ways which shortened the period of time between when the claim was incurred and when it was processed. The improvements included processing claims in a shorter period of time (turnaround time improvement) and an outreach program to providers to request specific information missing on a claim to shorten the length of time to gather additional or missing information. While this program was new, we utilized all available information to reflect the impact of the improvements in our estimates at December 31, 2004. The actual claim pattern that emerged in 2005 showed that the claim payments had come in even faster than originally estimated. It became evident that the impact of the improvements was even more favorable than we assumed at December 31, 2004. The speed up in claim payments resulted in a decrease in our estimate of total expected claim costs, and therefore, resulted in a favorable impact to our reserve estimate.

We understand that a portion of the $114.5 million was recognized in each quarter of 2005. Explain why large adjustments to reserve were recognized in each quarter of 2005 and how those amounts were determined.

RESPONSE: The large adjustments were recognized in each quarter as the incurred estimates

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April 5, 2006

for 2004 and prior dates of service became more apparent. The claims processing was significantly faster than had been originally expected and the incurred claims came in a lot lower than had been originally estimated.

Company Acknowledgement

3.	Pursuant to the Staff’s request, I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 5, 2006

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (818) 676-8808. Facsimile transmissions may be sent to the undersigned at (818) 676-8446.

Very truly yours,

/s/ Anthony S. Piszel
Anthony S. Piszel
Executive Vice President and
Chief Financial Officer

cc:	Todd Sherman, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant
B. Curtis Westen, Esq.
Maurice Hebert